SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

NTS MORTGAGE INCOME FUND
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

629419102
(CUSIP Number)

J. D. Nichols,
Chairman of the Board of Directors
of NTS Mortgage Income Fund and
Manager of ORIG, LLC and Bluegreen Investors LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629419102

Introduction

        This Amendment No. 3 to Schedule 13D (the “Amendment”) is being filed on behalf of: J.D. Nichols; NTS Corporation, a Kentucky corporation; ORIG, LLC, a Kentucky limited liability company of which Mr. Nichols is the manager (“ORIG”); Ocean Ridge Investments, Ltd., a Florida limited partnership (“Ocean Ridge”), and Bluegreen Investors LLC, a Delaware limited liability company of which Mr. Nichols is the manager (“Bluegreen”). Mr. Nichols, NTS Corporation, ORIG, Ocean Ridge and Bluegreen (the “Reporting Persons”) may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”). This filing amends and supplements the Schedule 13D filed on October 22, 2001 (the “Original Statement”), which was intended to satisfy the reporting obligations of the Reporting Persons under Section 13(d) of the Exchange Act in connection with a purchase of shares of common stock, $0.001 par value (“Shares”) of NTS Mortgage Income Fund, a Delaware corporation (the “Issuer”). The Original Statement was amended by a Schedule 13D filed on January 7, 2004 (“Amendment No. 1”) and a Schedule 13D filed on July 14, 2004 (“Amendment No. 2”). The Original Statement, as amended by Amendment No. 1 and Amendment No. 2, will be referred hereinafter as the “Amended Statement.”

        On March 7, 2005, Bluegreen purchased an aggregate of approximately 218,950 Shares from a total of six stockholders of the Issuer for total consideration of $810,113.60, or a price per Share of $3.70. The purchase became final five business days after the Issuer filed its Form 10-K for the year ended December 31, 2004. The Issuer filed such Form 10-K on March 30, 2004; therefore the purchase became final after the close of business on April 6, 2004. In addition, Bluegreen purchased 427 Shares through the secondary market on March 23, 2005, for $3.35 per Share. Finally, ORIG purchased 9,433 Shares through various transactions. As a result of transactions that occurred prior to the filing of Amendment No. 2, ORIG owns 270,046 Shares, Ocean Ridge owns 95,793 Shares, Barbara Nichols, the spouse of J.D. Nichols, owns 800 Shares, and NTS Corporation owns 10,460 Shares.

        The total number of Shares beneficially owned by the Reporting Persons is approximately 605,919, or 19.01% of the outstanding Shares of the Issuer. The Reporting Persons are hereby filing this Amendment to reflect the acquisition of the additional Shares.

CUSIP No. 629419102

1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        J.D. Nichols

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)        [   ]

        (b)        [X]

3)     SEC Use Only

4)     Source of Funds: WC

5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [    ]

6)     Citizenship or Place of Organization: U.S.A.

        Number of Shares Beneficially Owned by Each Reporting Person With:

7)     Sole Voting Power      605,119(1) (3)(4)

8)     Shared Voting Power      800(2)

9)     Sole Dispositive Power      605,119(1)(3)(4)

10)     Shared Dispositive Power      800(2)

11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 605,919(1)(2)(3)(4)

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [    ]

13)     Percent of Class Represented by Row (11): 19.01%

14)     Type of Reporting Person: IN

_________________

(1)	Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 95,793 Shares owned by Ocean Ridge; and (iii) 279,489 Shares owned by ORIG; and (iv) 219,377 shares owned by Bluegreen.

(2)	Consists of 800 Shares owned by Barbara Nichols, Mr. Nichols’ spouse. Mr. Nichols disclaims beneficial ownership of these Shares.

(3)

Mr. Nichols disclaims beneficial ownership of 603,124 Shares, which consist of: (i) 95,793 Shares owned by Ocean Ridge; (ii) 10,460 Shares owned by NTS Corporation; (iii) 800 Shares owned by Barbara Nichols; (iv) 219,377 Shares owned by Bluegreen; and (v) 276,694 Shares owned by ORIG, which represents 99% of the Shares owned by ORIG.

(4)

Mr. Nichols has the power to direct the voting and disposition of these Shares because he is the Manager of ORIG and Bluegreen, the Chairman of the Board of NTS Corporation and the Chairman of the Board of BKK, Financial, Inc., which is the general partner of Ocean Ridge.

CUSIP No. 629419102

1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Ocean Ridge Investments, Ltd., a Florida limited partnership

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)        [   ]

        (b)        [X]

3)     SEC Use Only

4)     Source of Funds: WC

5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [    ]

6)     Citizenship or Place of Organization: Florida

        Number of Shares Beneficially Owned by Each Reporting Person With:

7)     Sole Voting Power      95,793

8)     Shared Voting Power      510,126(1)(2)

9)     Sole Dispositive Power      95,793

10)     Shared Dispositive Power      510,126(1)(2)

11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 605,919(3)

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [    ]

13)     Percent of Class Represented by Row (11): 19.01%

14)     Type of Reporting Person: PN

_________________

(1)	Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; (iii) 279,489 Shares owned by ORIG; and (iv) 219,377 Shares owned by Bluegreen.

(2)

Ocean Ridge disclaims beneficial ownership of 510,126 Shares, which consist of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; (iii) 279,489 Shares owned by ORIG; and (iv) 219,377 Shares owned by Bluegreen.

(3)

Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; (iii) 279,489 Shares owned by ORIG; (iv) 95,793 Shares owned by Ocean Ridge; and (v) 219,377 Shares owned by Bluegreen.

CUSIP No. 629419102

1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        ORIG, LLC, a Kentucky limited liability company

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)        [   ]

        (b)        [X]

3)     SEC Use Only

4)     Source of Funds: WC

5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [    ]

6)     Citizenship or Place of Organization: Kentucky

        Number of Shares Beneficially Owned by Each Reporting Person With:

7)     Sole Voting Power      279,489

8)     Shared Voting Power      326,430(1)(2)

9)     Sole Dispositive Power      279,489

10)     Shared Dispositive Power      326,430(1)(2)

11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 605,919(3)

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [    ]

13)     Percent of Class Represented by Row (11): 19.01%

14)     Type of Reporting Person: OO

_________________

(1)	Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; (iii) 95,793 Shares owned by Ocean Ridge; and 219,377 Shares owned by Bluegreen.

(2)

ORIG disclaims beneficial ownership of 326,430 Shares, which consist of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; (iii) 95,793 Shares owned by Ocean Ridge; and 219,377 Shares owned by Bluegreen.

(3)

Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; (iii) 95,793 Shares owned by Ocean Ridge; (iv) 279,489 Shares owned by ORIG; and (v) 219,377 Shares owned by Bluegreen.

CUSIP No. 629419102

1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

        NTS Corporation, a Kentucky corporation

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)        [   ]

        (b)        [X]

3)     SEC Use Only

4)     Source of Funds: WC

5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [    ]

6)     Citizenship or Place of Organization: Kentucky

        Number of Shares Beneficially Owned by Each Reporting Person With:

7)     Sole Voting Power      10,460

8)     Shared Voting Power      595,459(1)(2)

9)     Sole Dispositive Power      10,460

10)     Shared Dispositive Power      595,459(1)(2)

11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 605,919(3)

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [    ]

13)     Percent of Class Represented by Row (11): 19.01%

14)     Type of Reporting Person: CO

_________________

(1)	Consists of: (i) 800 Shares owned by Barbara Nichols; (ii) 279,489 Shares owned by ORIG; (iii) 95,793 Shares owned by Ocean Ridge; and (iv) 219,377 Shares owned by Bluegreen.

(2)

NTS Corporation disclaims beneficial ownership of 595,459 Shares, which consist of: (i) 800 Shares owned by Barbara Nichols; (ii) 279,489 Shares owned by ORIG; (iii) 95,793 Shares owned by Ocean Ridge; and (iv) 219,377 Shares owned by Bluegreen.

(3)

Consists of: (i) 800 Shares owned by Barbara Nichols; (ii) 279,489 Shares owned by ORIG; (iii) 95,793 Shares owned by Ocean Ridge; (iv) 10,460 Shares owned by NTS Corporation; and (v) 219,377 Shares owned by Bluegreen.

CUSIP No. 629419102

1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

        Bluegreen Investors LLC, a Delaware limited liability company

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)        [   ]

        (b)        [X]

3)     SEC Use Only

4)     Source of Funds: WC

5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [    ]

6)     Citizenship or Place of Organization: Delaware

        Number of Shares Beneficially Owned by Each Reporting Person With:

7)     Sole Voting Power      219,377

8)     Shared Voting Power      386,542(1)(2)

9)     Sole Dispositive Power      219,377

10)     Shared Dispositive Power      386,542(1)(2)

11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 605,919(3)

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [    ]

13)     Percent of Class Represented by Row (11): 19.01%

14)     Type of Reporting Person: OO

_________________

(1)	Consists of: (i) 800 Shares owned by Barbara Nichols; (ii) 279,489 Shares owned by ORIG; (iii) 95,793 Shares owned by Ocean Ridge; and (iv) 10,460 Shares owned by NTS Corporation.

(2)

Bluegreen disclaims beneficial ownership of 386,542 Shares, which consist of: (i) 800 Shares owned by Barbara Nichols; (ii) 279,489 Shares owned by ORIG; (iii) 95,793 Shares owned by Ocean Ridge; and (iv) 10,460 Shares owned by NTS Corporation.

(3)

Consists of: (i) 800 Shares owned by Barbara Nichols; (ii) 279,489 Shares owned by ORIG; (iii) 95,793 Shares owned by Ocean Ridge; (iv) 10,460 Shares owned by NTS Corporation; and (v) 219,377 Shares owned by Bluegreen.

CUSIP No. 629419102

Item 2.    Identity and Background.

No amendment to the Amended Statement.

Item 3.    Source and Amount of Funds or Other Consideration.

No amendment to the Amended Statement.

Item 4.    Purpose of Transaction.

No amendment to the Amended Statement.

Item 5.    Interest in Securities of the Issuer.

(a)	Reference is hereby made to the Introduction and cover pages 3-6 attached hereto, which are incorporated herein by reference.

As of April 18, 2005, the number of Shares beneficially owned by the Reporting Persons is 605,919, or 19.01% of the outstanding Shares.

(b)	Reference is hereby made to the Introduction and cover pages 3-6 attached hereto, which are incorporated herein by reference.

(c)	None.

(d)	None.

(e)	Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

No amendment to the Amended Statement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2005	J.D. NICHOLS

/s/ J.D. Nichols
J.D. Nichols

OCEAN RIDGE INVESTMENTS, LTD.

By: BKK FINANCIAL, INC., its General Partner

By: /s/ J.D. Nichols
J.D. Nichols, Chairman of the Board

ORIG, LLC

By: /s/ J.D. Nichols
J.D. Nichols, Manager

NTS CORPORATION

By: /s/ J.D. Nichols
J.D. Nichols, Chairman of the Board